United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 19, 2007**



Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Hercules Incorporated ("Hercules") today held its Annual Shareholders meeting at its Corporate Headquarters in Wilmington, Delaware.

During the meeting, Craig A. Rogerson, President and Chief Executive Officer, commented on preliminary earnings and estimated financial performance for the first quarter of 2007. Hercules will finalize and release earnings on April 30, 2007 and hold an earnings conference call on May 1, 2007 at 9:00 a.m. EDST.

A copy of the news release related to the Annual Shareholders meeting, which was issued concurrently with Mr. Rogerson's comments, is attached as an Exhibit to this Form 8-K and incorporated by reference herein.

In addition, a copy of the script and related slides presented at the meeting are available on Hercules' website at www.herc.com.

c. Exhibits.

99.1 News Release of Hercules Incorporated dated April 19, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

April 19, 2007

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated April 19, 2007

Release on Receipt   Exhibit 99.1
07-06-F

HERCULES ANNOUNCES PRELIMINARY FIRST QUARTER 2007 EARNINGS

WILMINGTON, DE, APRIL 19, 2007 . . . Hercules Incorporated (NYSE: HPC) announced preliminary earnings of $0.64 per diluted share for the first quarter of 2007 as compared to $0.13 per diluted share in the first quarter of 2006. First quarter earnings of 2007 include $0.41 per diluted share from the resolution of the remaining IRS audit issues for the years 1993 - 2003.

Preliminary earnings from ongoing operations[(1)] for the first quarter of 2007 are estimated at $0.31 per diluted share, an increase of 29% compared to earnings from ongoing operations of $0.24 per diluted share in the first quarter of 2006. Please refer to Table 1 for a reconciliation of preliminary earnings per share from ongoing operations to reported earnings per share.

Net sales were $502.3 million in the first quarter of 2007, an increase of 9.6% from the first quarter of 2006, excluding the impact of the FiberVisions transaction.

Today at 11:00 a.m., EDST, Hercules will hold its 2007 Annual Meeting of Shareholders at its corporate offices in Wilmington, Delaware.

The Company will finalize and release first quarter 2007 earnings on April 30, 2007 and hold an investor conference call on May 1, 2007 at 9:00 a.m., EDST.

Dial in Number:	973-582-2750 - Ask for Conference ID # 8679973 Please call 5-10 minutes before the scheduled start of the teleconference.
Webcast:	Listen-only mode via Internet broadcast from Hercules' website at www.herc.com, under ***Shareholder Information.***
Web Replay:	Will be available beginning at noon on May 1, 2007 on the web at www.herc.com, under ***Shareholder Information.***

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: changes resulting from finalization of earnings, changes resulting from ongoing reviews of tax liabilities, changes in tax laws or regulations and related liabilities, changes in tax rates, environmental and safety regulations and clean-up costs, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the impact of increased accruals and reserves for such exposures, the outcome of litigation and appeals, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact: John S. Riley (302) 594-6025
Investor Contact: Stuart L. Fornoff (302) 594-7151

TABLE 1   **Preliminary (unaudited)**

Reconciliation to Ongoing Operations		THREE MONTHS ENDED MARCH 31, 2007		THREE MONTHS ENDED MARCH 31, 2006
Reported Earnings - Diluted EPS	$	0.64	$	0.13
Discontinued operations, net of tax		-		0.01
Cumulative effect of change in accounting principle, net of tax		-		(0.01)
Legal accruals and settlements[2]		-		(0.02)
Vertac litigation		0.01		-
Severance, restructuring and other exit costs		0.05		0.04
Asset impairments/charges and accelerated depreciation/amortization		0.02		0.02
Loss on debt prepayment, net, and write-off of debt issuance costs		-		0.01
Loss on sale of FiberVisions		-		0.05
Other[3]		0.01		-
Subtotal adjustment items[4]		0.09		0.10
Tax adjustment to the ongoing effective tax rate[5]		(0.42)		0.01
Ongoing Operations[1] - Diluted EPS	$	**0.31**	$	**0.24**

Notes:

[1] Ongoing operations is a non-GAAP financial measure. The ongoing operations include Paper Technologies and Ventures, the Aqualon Group, and FiberVisions. Results from ongoing operations exclude impairment and accelerated depreciation charges for certain facilities within these businesses, which will have no further operating impact, severance, restructuring and other exit costs, litigation against and settlements with the Company's insurance carriers, and legal accruals, settlements and other charges related to divested businesses. It also excludes the impact of the prepayment and refinancing of long-term debt. Please refer to the above Table for the reconciliation of reported to ongoing operations for the quarter.

[2] These accruals and settlements exclude asbestos and Vertac litigation matters.

[3] Other primarily includes gains and losses related to formerly divested businesses and other costs.

[4] Adjustment items have been tax effected at the U.S. federal statutory tax rate of 35% for 2007 and 2006, except for the loss on sale of FiberVisions. Valuation allowances have been established on this capital loss. Additionally, the related earnings per share impacts are based upon diluted shares totaling 114.9 million and 110.5 million for the three months ended March 31, 2007 and 2006, respectively.

[5] Principally due to the resolution of the remaining IRS audit issues for the years 1993 - 2003.